September 9, 2025

Bryan Coy
Chief Financial Officer
Cannae Holdings, Inc.
1701 Village Center Circle
Las Vegas, NV 89134

       Re: Cannae Holdings, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           Response Dated June 12, 2025
           File No. 001-38300
Dear Bryan Coy:

       We have reviewed your June 12, 2025 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our June 5,
2025 letter.

Form 10-K for Fiscal Year Ended December 31, 2024
Notes to Consolidated Financial Statements
Note E. Segment Information, page 63

1. In your response to prior comment 10, you acknowledge your equity in income and losses of your equity method investment reportable segments does not represent the net earnings/losses of these entities. Please clarify for us the specific segment measure(s) of profit or loss used by your chief operating decision maker
(CODM)
       regarding these investments that complies with ASC 280-10-50-22, 50-27, 50-28 and
       50-28A (as applicable), both currently and for prior years. As part of your response, provide the following:
           Identify the specific segment measure(s) of profit or loss used by your CODM to assess performance and allocate resources for Alight and BKFC for 2024 and prior years,
 September 9, 2025
Page 2

             Please outline for us any change(s) to the CODM reporting package from prior periods for Alight and BKFC, and
             Tell us if there have been changes in the way the CODM assesses your equity method investment reportable segments, for example, in the segment measure used to assess performance and allocate resources.
2.     Please provide us with your basis in the guidance in ASC 280 for changing your
       segment disclosure in 2024 to no longer provide equity method investee reportable
       segments    revenues and other ASC 280-10-50-22 specified amounts on a
 full    basis
       as presented in prior years.
3. Please clarify for us what significant expense categories and amounts are regularly provided to your CODM and included in the reported segment measure of profit or loss for each of the equity method investment reportable segments, including those that are easily computed, and how you have complied with the disclosure requirements in ASC 280-10-50-26A.
4. We note from your response to prior comment 11 that, to the extent your CODM members are on the board of directors of equity method investees, they may receive more detailed information directly from the management of the equity method investee. Please clarify for us what financial information your CODM regularly receive as part of their board of director role(s) and the frequency of the information received. Additionally, clarify if information would not be considered to be regularly provided to the CODM if information is provided to one, but not all, of the CODM group members.
5. Refer to your response to prior comment 11. You state that since the full set of financial statements and discrete expenses of Alight and BKFC are not included in your 10-K filing, you determined it would be inappropriate to include disclosure of these investee's significant segment expenses. Please explain to us the guidance in
       ASC 280-10 that supports this view. Additionally, explain to us if your view specifically relates to significant segment expenses of equity method investment reportable segments or if you applied this view generally regarding your presentation of your equity method investment reportable segments.
       Please contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services